NO ACT

P.E.
03/15/2016



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 22 2016

Washington, DC 20549

March 22, 2016

Michael J. O'Brien
Omnicom Group Inc.
michael.o'brien@omnicomgroup.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-22-16

Re: Omnicom Group Inc.
Incoming letter dated March 15, 2016

Dear Mr. O'Brien:

This is in response to your letter dated March 15, 2016 concerning the shareholder proposal submitted to Omnicom by William Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***



16004325

March 22, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Omnicom Group Inc.
Incoming letter dated March 15, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Omnicom may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Omnicom omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Omnicom did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Omnicom Group Inc.

Michael J O'Brien
Sr. Vice President,
General Counsel and Secretary

March 15, 2016

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Omnicom Group Inc. Shareholder Proposal from William Steiner**

Ladies and Gentlemen:

Omnicom Group Inc., a New York corporation (the "***Company***"), hereby files with the staff of the Division of Corporation Finance (the "***Staff***") the Company's reasons for excluding from its proxy statement for the Company's 2016 Annual Meeting of Shareholders (the "***Proxy Materials***") a shareholder proposal (attached hereto as Exhibit A, the "***Proposal***") and related supporting statement submitted by Mr. John Chevedden on behalf of Mr. William Steiner (the "***Proponent***").

The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company excludes the Proposal pursuant to Rule 14a-8(i)(10), as the Proposal has been substantially implemented. As discussed below, since February 12, 2016, the Staff has granted no-action relief pursuant to Rule 14a-8(i)(10) to ***more than twenty-five companies*** that received proposals virtually identical to the Proposal where such companies have "adopted a proxy access bylaw that addresses the proposal's essential objective." *See Chemed Corp.* (avail. Mar. 9, 2016); *Eastman Chemical Co.* (avail. Mar. 9, 2016); *Newell Rubbermaid Inc.* (avail. Mar. 9, 2016); *Amazon.com, Inc.* (avail. Mar. 3, 2016); *Anthem, Inc.* (avail. Mar. 3, 2016); *Fluor Corp.* (avail. Mar. 3, 2016); *International Paper Co.* (avail. Mar. 3, 2016); *ITT Corp.* (avail. Mar. 3, 2016); *McGraw Hill Financial, Inc.* (avail. Mar. 3, 2016); *Public Service Enterprise Group Inc.* (avail. Mar. 3, 2016); *Sempra Energy* (avail. Mar. 3, 2016); *Xylem Inc.* (avail. Mar. 3, 2016); *Reliance Steel & Aluminum Co.* (avail. Feb. 26, 2016); *United Continental Holdings, Inc.* (avail. Feb. 26, 2016); *Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter International Inc.* (avail. Feb. 12, 2016); *Capital One Financial Corp.* (avail. Feb. 12, 2016); *Cognizant Technology Solutions Corp.* (avail. Feb. 12, 2016); *The Dun & Bradstreet Corp.* (avail. Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (avail. Feb. 12, 2016); *Illinois Tool Works, Inc.* (avail. Feb. 12, 2016); *Northrop Grumman Corp.* (avail. Feb. 12, 2016); *PPG Industries, Inc.* (avail. Feb. 12, 2016); *Science Applications International Corp.* (avail. Feb. 12, 2016); *Target Corp.* (avail. Feb. 12, 2016); *Time Warner, Inc.* (avail. Feb. 12,

 437 Madison Avenue, New York, NY 10022 (212) 415-3640 Fax (212) 415-3574

2016); *UnitedHealth Group, Inc.* (avail. Feb. 12, 2016); and *The Western Union Co.* (avail. Feb. 12, 2016) (together, the "***No-Action Letters***"). Accordingly, because the proxy access terms adopted by the Company are substantially similar to those that were adopted by the companies cited above, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10).

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

The Company intends to file its definitive proxy statement with the Commission on or about April 14, 2016. This letter is being sent to the Staff fewer than 80 calendar days before such date and accordingly, as described below, the Company requests that the Staff waive the 80-day requirement with respect to this letter.

I. The Proposal.

On December 8, 2015, the Proponent sent an email to the Company. Attached to that email was a letter dated October 11, 2015, addressed to the Company's Corporate Secretary, and enclosing the Proposal, entitled "[OMC — Rule 14a-8 Proposal, December 8, 2015], Proposal [4] - Shareholder Proxy Access." The Proposal and its supporting statement request that the Company's Board of Directors "adopt, and present for shareholder approval, a 'proxy access' bylaw" pursuant to the procedures described in the Proposal.

The December 8, 2015 email, attaching the Proposal and supporting statement, is attached hereto as Exhibit A.

II. Basis for Exclusion.

The Company respectfully requests that the Staff concur with its view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. At a meeting of the Board of Directors (the "***Board***") held on March 14, 2016, the Board adopted an amendment to the Company's By-Laws providing for the ability of certain shareholders of the Company to nominate director candidates at an annual meeting of shareholders, and to include such nominees in the Company's proxy materials for such annual meeting (the "***Proxy Access By-Law***"). The Company's By-Laws, as so amended and as in effect on March 14, 2016 (the "***By-Laws***"), which include the Proxy Access By-Law in Article I, Section 10, are attached hereto as Exhibit B. The Company disclosed the adoption of the amendment to the By-Laws in a Current Report on Form 8-K filed with the Commission on March 15, 2016.

A. Rule 14a-8(i)(10) Background.

Rule 14a-8(i)(10) permits a company to exclude a proposal if "the company has already substantially implemented the proposal." To qualify for exclusion under this rule, a company need not have implemented each element in the precise manner suggested by the proponent. Exchange Act Release No. 34-20091 (Aug. 23, 1983). The Staff has stated that the general policy underlying the substantially implemented basis for exclusion under Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., General Electric Co.* (avail. Mar. 3, 2015); *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2014); *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); and *Masco Corp.* (avail. Mar. 29, 1999).

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. For example, the Staff has concurred that a company's actions may "compare favorably" with a proposal despite not addressing the entirety of the actions requested by the proposal. *See, e.g., Walgreen Co.* (avail. Sept. 26, 2013) (permitting exclusion on substantial implementation grounds of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal that requested the company to confirm the legitimacy of *all* current and future U.S. employees where the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion on substantial implementation grounds of a proposal seeking adoption of a standard for independence of the company's outside directors because the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence).

The Staff has also permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal even though the company's actions in implementing the proposal add certain procedural limitations or restrictions not contemplated by the proposal. *See, e.g., General Electric Co.* (avail. Mar. 3, 2015) (permitting exclusion on substantial implementation grounds of a proposal that was silent on the maximum number of shareholders that could form a nominating group to meet ownership requirements where the company had adopted a proxy access bylaw permitting only up to 20 shareholders to form a nominating group to meet ownership requirements); *General Dynamics Corp.* (avail. Feb. 6, 2009) (permitting exclusion on substantial implementation grounds of a proposal requesting a 10% ownership threshold for special meetings where the company planned to adopt a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders); and *Hewlett-*

Packard Co. (avail. Dec. 11, 2007) (permitting exclusion on substantial implementation grounds of a proposal requesting the board to permit shareowners to call special meetings unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting).

In the No-Action Letters, the Staff addressed substantial implementation in the context of proxy access. The Staff concluded that companies had substantially implemented proposals calling for shareholder proxy access where the company had adopted a by-law which reflected the stock ownership amount and length of ownership threshold called for by the proposal, even where there were other slight differences between the terms of the proposal and the by-law adopted by the company. *See, e.g., Chemed Corp.* (avail. Mar. 9, 2016); *Eastman Chemical Co.* (avail. Mar. 9, 2016); *Newell Rubbermaid Inc.* (avail. Mar. 9, 2016); *Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter International Inc.* (avail. Feb. 12, 2016); *Capital One Financial Corp.* (avail. Feb. 12, 2016); *Cognizant Technology Solutions Corp.* (avail. Feb. 12, 2016); *The Dun & Bradstreet Corporation* (avail. Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (avail. Feb. 12, 2016); *Illinois Tool Works, Inc.* (avail. Feb. 12, 2016); *Northrop Grumman Corp.* (avail. Feb. 12, 2016); *PPG Industries, Inc.* (avail. Feb. 12, 2016); *Science Applications International Corp.* (avail. Feb. 12, 2016); *Target Corp.* (avail. Feb. 12, 2016); *Time Warner, Inc.* (avail. Feb. 12, 2016); *UnitedHealth Group, Inc.* (avail. Feb. 12, 2016); and *The Western Union Co.* (avail. Feb. 12, 2016). For example, where the thresholds for stock ownership and length of ownership adopted by the company are the same as those requested by the proposal, differences in the maximum number of proxy access nominees have been permitted. *See Eastman Chemical Co.* (avail. Mar. 9, 2016); *Newell Rubbermaid Inc.* (avail. Mar. 9, 2016); and *General Dynamics Corp.* (avail. Feb. 12, 2016) (in each case, permitting exclusion on substantial implementation grounds of a proposal requesting that the greater of two or 25% of the board seats be available for proxy access, where the company by-law provided that 20%, or the largest whole number below 20%, of the board seats would be available for proxy access). Additionally, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a proposal explicitly requests that an unrestricted number of shareholders be permitted to form a nominating group, but the company by-law has set a cap on the size of the nominating group. *See, e.g., Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter International Inc.* (avail. Feb. 12, 2016); and *Capital One Financial Corp.* (avail. Feb. 12, 2016). As explained below, the Proxy Access By-Law adopted by the Company compares favorably to the aforementioned examples where the Staff has permitted exclusion under Rule 14a-8(i)(10).

B. The Board's Adoption of the Proxy Access By-Law Substantially Implements the Proposal.

The Proposal's essential objective is that the Company adopt a proxy access right. At the Company's Board meeting held on March 14, 2016, the Board adopted the Proxy Access By-Law which implements each element of the Proposal in the manner described in the chart below:

Ownership Threshold and Holding Period	
The Proposal: The nominating shareholder(s) must have	**Proxy Access By-Law**: *Section 10(c)(ii) provides*:

"beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination."	"An Eligible Shareholder or group of up to 20 Eligible Shareholders may submit a nomination in accordance with this Section 10 only if the person or each member of the group, as applicable, has continuously owned at least the Minimum Number (as defined below) of shares of the Corporation's outstanding common stock throughout the three-year period preceding and including the date of submission of the Proxy Access Notice, and continues to own at least the Minimum Number through the date of the annual meeting of shareholders." *Section 10(c)(iii) provides*: "The "Minimum Number" of shares of the Corporation's common stock means three percent (3%) of the number of outstanding shares of common stock as of the most recent date for which such amount is given in any filing by the Corporation with the Commission prior to the submission of the Proxy Access Notice." **The Company has substantially implemented the terms requested by the Proposal.**
Number of Permitted Proxy Access Nominees	
The Proposal: "The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater."	**The Proxy Access By-Law:** *Section 10(b)(i) provides*: "The Corporation shall not be required to include in the proxy materials for an annual meeting of shareholders more Nominees than that number of directors constituting 20% of the total number of directors of the Corporation on the last day on which a Proxy Access Notice may be submitted pursuant to this Section 10 (rounded down to the nearest whole number, but not less than two)." Although the limit on shareholder-nominated candidates differs slightly between the Proposal (the greater of two or 25%) and the Proxy Access By-Law (20%, rounded down to the nearest whole number, but not less than two), the difference is minimal, and both the

<table>
<tr><td></td><td>Proposal and the Proxy Access By-Law provide that a minimum of two board seats will be available for proxy access nominees.

Further, differences in the number of shareholder nominees are permitted, even where the maximum number of nominees is lower than the number requested by a proposal. See, e.g., Eastman Chemical Co. (avail. Mar. 9, 2016); and General Dynamics Corp. (avail. Feb. 12, 2016) (in each case, permitting exclusion on substantial implementation grounds of a proposal requesting that the greater of two or 25% of the board seats be available for proxy access, where the company by-law provided that 20%, or the largest whole number below 20%, of the board seats would be available for proxy access). See also Alaska Air Group, Inc. (avail. Feb. 12, 2016); Baxter International Inc. (avail. Feb. 12, 2016); and Capital One Financial Corp. (avail. Feb. 12, 2016) (in each case, permitting exclusion on substantial implementation grounds of a proposal requesting that the greater of two or 25% of the board seats be available for proxy access, where the company by-law provided that the greater of two or 20% of the board seats would be available for proxy access). See also Newell Rubbermaid Inc. (avail. Mar. 9, 2016) (permitting exclusion on substantial implementation grounds of a proposal requesting that the greater of two or 25% of thc board seats be available for proxy access, where the company by-law provided that 20%, or the largest whole number below 20%, but not less than one, of the board seats would be available for proxy access).

The Company has substantially implemented the terms requested by the Proposal.</td></tr>
<tr><td colspan="2" align="center">Ability of Shareholders to Aggregate Ownership</td></tr>
<tr><td>The Proposal:

Requires that the Company make proxy access available to “a shareholder or an unrestricted</td><td>The Proxy Access By-Law:

Section 10(a) provides:
“Subject to the provisions of this Section 10, if</td></tr>
</table>

number of shareholders forming a group."	any Eligible Shareholder or group of up to 20 Eligible Shareholders submits to the Corporation a Proxy Access Notice that complies with this Section 10 and such Eligible Shareholder or group of Eligible Shareholders otherwise satisfies all the terms and conditions of this Section 10," the Company shall include in its Proxy Materials for any annual meeting of shareholders the name of the person nominated pursuant to the Proxy Access By-Law and certain other information concerning such nominee and the Nominating Shareholder. Although the limit on the number of eligible shareholders who may aggregate ownership differs slightly between the Proposal (an unlimited number) and the Proxy Access By-Law (20), the difference is minimal, and the Proposal's request is satisfied. Differences in the number of eligible shareholders who may aggregate their stock ownership are permitted and do not foreclose no-action relief under Rule 14a-8(i)(10). *See, e.g., Chemed Corp.* (avail. Mar. 9, 2016); *Eastman Chemical Co.* (avail. Mar. 9, 2016); *Newell Rubbermaid Inc.* (avail. Mar. 9, 2016); *Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter International Inc.* (avail. Feb. 12, 2016); *Capital One Financial Corp.* (avail. Feb. 12, 2016); *The Dun & Bradstreet Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (avail. Feb. 12, 2016); *PPG Industries, Inc.* (avail. Feb. 12, 2016); *Science Applications International Corp.* (avail. Feb. 12, 2016); *Target Corp.* (avail. Feb. 12, 2016); *Time Warner, Inc.* (avail. Feb. 12, 2016); *UnitedHealth Group, Inc.* (avail. Feb. 12, 2016); *The Western Union Co.* (avail. Feb. 12, 2016); and *General Electric Co.* (avail. Mar. 3, 2015). **The Company has substantially implemented the terms requested by the Proposal.**

Stock Loaned by Shareholder Expressly Included as "Owned"	
The Proposal: Beneficial ownership of the Company's outstanding common stock includes ownership of "recallable loaned stock."	**The Proxy Access By-Law**: *Section 10(c)(iv) provides*: "An Eligible Shareholder's ownership of shares shall be deemed to continue during any period in which the Eligible Shareholder has loaned such shares; provided that the Eligible Shareholder has the power to recall such loaned shares on no more than five business days' notice and includes in the Proxy Access Notice an agreement that it will (y) promptly recall such loaned shares upon being notified that any of its Nominees will be included in the Corporation's proxy materials pursuant to this Section 10 and (z) continue to hold such recalled shares (including the right to vote such shares) through the date of the annual meeting of shareholders." The Staff has concurred with exclusion of a proposal based on substantial implementation grounds where a proposal called for recallable loaned stock to be included in the ownership calculation, but the company by-law limited that definition to stock which was recallable within five business days. *See, e.g., Fluor Corp.* (avail. Mar. 3, 2016); *United Continental Holdings* (avail. Feb. 26, 2016); *The Dun & Bradstreet Corp.* (avail. Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); and *Huntington Ingalls Industries, Inc.* (avail. Feb. 12, 2016). **The Company has substantially implemented the terms requested by the Proposal.**
Written Notice of Nominating Shareholder	
The Proposal: Requires the nominating shareholder(s) to "give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC)	**The Proxy Access By-Law**: *Section 10(d)* provides the requirements for a Proxy Access Notice, which must include, among other things, an executed agreement by the Proxy Access Nominee pursuant to which the Proxy Access Nominee "consents to be

<table>
<tr><td>rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the [nominating shareholder(s)], including proof it owns the required shares.”</td><td>named in the proxy materials as a nominee and, if elected, to serve on the Board of Directors” (Section 10(d)(iv)(B)); and a representation and warranty that the Nominating Shareholder has provided proof of ownership of the required number of shares of the Company’s common stock for the required holding period in accordance with Section 10(c)(i), and that such evidence of ownership is true, complete and correct (Section 10(d)(ii)(F)).

The Company has substantially implemented the terms requested by the Proposal.</td></tr>
<tr><td colspan="2" align="center">Nominating Shareholder Certifications</td></tr>
<tr><td>The Proposal:

Requires the nominating shareholder(s) to “certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the [nominating shareholder(s)’s] communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company’s proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.”</td><td>The Proxy Access By-Law:

Section 10(d)(iii) requires the Nominating Shareholder to submit an executed agreement certifying that it will: (i) “assume all liability stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Shareholder with the Corporation, its shareholders or any other person in connection with the nomination or election of directors, including, without limitation, the Proxy Access Notice” and (ii) “comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election.”

Section 10(d)(ii)(C) requires the Proxy Access Notice to include “a representation and warranty that the Nominating Shareholder did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation.”

The Company has substantially implemented the terms requested by the Proposal.</td></tr>
<tr><td colspan="2" align="center">Supporting Statement</td></tr>
<tr><td>The Proposal:</td><td>The Proxy Access By-Law:</td></tr>
</table>

<table>
<tr><td>“The [nominating shareholder(s)] may submit with the Disclosure a statement not exceeding 500 words in support of the nominee.”</td><td>Section 10(d)(ii)(J) provides that the Nominating Shareholder may submit, as part of its Proxy Access Notice, a Supporting Statement, which is “a written statement, not to exceed 500 words, that is not contrary to any of the Commission’s proxy rules, including Rule 14a-9 under the Exchange Act.”

Section 10(a)(iii) requires the Company to include any such statement in its proxy statement for an annual meeting.

The Company has substantially implemented the terms requested by the Proposal.</td></tr>
<tr><td colspan="2">Procedure for Resolution of Disputes</td></tr>
<tr><td>The Proposal:

“The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit.”</td><td>The Proxy Access By-Law:

Section 10(e)(v) provides:
“The interpretation of, and compliance with, any provision of this Section 10, including the representations, warranties and covenants contained herein, shall be determined by the Board of Directors or, in the discretion of the Board of Directors, one or more of its designees, in each case acting in good faith.”

With respect to the priority given to multiple nominations exceeding the one-quarter limit in particular, Section 10(b)(ii) provides:

“Any Nominating Shareholder submitting more than one Nominee for inclusion in the Corporation’s proxy materials shall rank such Nominees based on the order that the Nominating Shareholder desires such Nominees to be selected for inclusion in the Corporation’s proxy materials in the event that the total number of Nominees submitted by Nominating Shareholders exceeds the Maximum Number. In the event that the number of Nominees submitted by Nominating Shareholders exceeds the Maximum Number, the highest ranking Nominee from each Nominating Shareholder will be included in the Corporation’s proxy materials until the</td></tr>
</table>

	Maximum Number is reached, going in order from largest to smallest of the number of shares of common stock of the Corporation owned by each Nominating Shareholder as disclosed in each Nominating Shareholder's Proxy Access Notice. If the Maximum Number is not reached after the highest ranking Nominee of each Nominating Shareholder has been selected, this process will be repeated as many times as necessary until the Maximum Number is reached." **The Company has substantially implemented the terms requested by the Proposal.**

As demonstrated above, the Company's Proxy Access By-Law substantially implements the Proposal because the specific provisions of the Proxy Access By-Law satisfy the essential objectives of the Proposal, despite certain minor variations. The provisions of the Proxy Access By-Law, while not identical to those called for by the Proposal, are extremely similar to the provisions in the No-Action Letters discussed above, in both their similarities to and differences from the Proposal. In fact, in several key ways, the Proxy Access By-Law provisions are more similar to the Proposal provisions than the by-law provisions adopted by some of the other companies that received the same proposal from the Proponent and for whom the Staff has previously granted no-action relief on substantial implementation grounds. As evidenced by the No-Action Letters cited above, a company is not required to implement a shareholder proposal exactly as proposed, so long as the company has satisfied the essential objectives of the proposal. When the Proxy Access By-Law is compared to the Proposal, it is clear that the Company has substantially implemented the Proposal by adopting a meaningful and useable proxy access right. The minor differences between the Proxy Access By-Law and the Proposal should not require that the Company's shareholders be forced to consider a matter that "has already been favorably acted on by management."

The Board adopted proxy access on the terms discussed above, together with additional terms not addressed in the Proposal, because they believe such terms advance the goal of ensuring that proxy access is available for long-term shareholders and are consistent with the Company's corporate governance standards. Viewed as a whole, the Proxy Access By-Law achieves the Proposal's objective of making proxy access available to shareholders who beneficially own at least three percent (3%) of the Company's outstanding common stock continuously for three years. Consistent with Rule 14a-8(i)(10) and long-standing precedent thereunder, minor variations or additional terms that go beyond the provisions addressed in a proposal do not prevent the Staff from granting no-action relief based on substantial implementation grounds.

III. Request for Waiver under Rule 14a-8(j)(1)

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

As noted above, the Staff has very recently concurred in the exclusion of shareholder proposals substantially identical to the Proposal on the same grounds as are set forth herein. The No-Action Letters were posted to the Commission's website less than 80 days before the Company intends to file its definitive proxy statement. As the Staff has recently considered the Proposal and its excludability under Rule 14a-8(i)(10), the time required for the Staff to consider our request should be minimal. Based on the timing of the posting of the No-Action Letters, the Company believes that it has good cause for its inability to meet the 80-day requirement. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

IV. Conclusion.

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

* * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response he may choose to make to the Staff, pursuant to Rule 14a-8(k).

Sincerely,



Michael J. O'Brien
Senior Vice President, General Counsel and
Secretary

Enclosures

cc: Joel H. Trotter, Latham & Watkins LLP
William Steiner
John Chevedden

Exhibit A

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Michael J. O'Brien
Corporate Secretary
Omnicom Group Inc. (OMC)
437 Madison Ave.
New York, NY 10022
PH: 212 415-3600
FX: 212 415-3530

Dear Mr. O'Brien,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
FISMA & OMB Memorandum M-07-16) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



10/11/15

William Steiner | Date

cc: Eric J. Cleary <eric.cleary@omnicomgroup.com>
Senior Counsel – Corporate
PH: (212) 415-3355
FX: (212) 415-3470

[OMC – Rule 14a-8 Proposal, December 8, 2015]

Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule.*

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

Exhibit B

BY-LAWS
OF
OMNICOM GROUP INC.
A NEW YORK CORPORATION

(AS AMENDED AND RESTATED MARCH 14, 2016)

ARTICLE I.

MEETINGS OF SHAREHOLDERS

SECTION 1. Place of Meetings. All meetings of the shareholders of the Corporation will be held at such places, within or outside of the State of New York, as may be fixed from time to time by the Board of Directors.

SECTION 2. Annual Meeting. Commencing in the year 1988, the annual meeting of shareholders will be held on such date and at such time as may be fixed by the Board of Directors. At each annual meeting of shareholders the shareholders will elect directors and transact such other business as may properly be brought before the meeting. No shareholder shall have any right to bring a matter before the shareholders for a vote at the annual meeting of shareholders, unless such shareholder shall have given the Secretary of the Corporation written notice of his intention to do so not less than 60 days prior to the date set for the annual meeting. Such notice shall include the name and address of the shareholder proposing to bring such matter before such meeting, identify the matter proposed to be brought before the meeting and disclose the shareholder's interest in the proposed matter. No shareholder shall have any right to propose or nominate a nominee for election to the Board of Directors of the Corporation, unless (a) such shareholder is an Eligible Shareholder (as defined below) and shall have submitted a Proxy Access Notice (as defined below) and satisfied all terms and conditions set forth in Section 10 of this Article or (b) such shareholder shall have given the Secretary of the Corporation written notice of his intention to do so not less than 60 days before the date set for the annual meeting and satisfies the notice requirements of this Section 2. Such notice shall include as to each nominee and such shareholder (i) the information as to such nominee and shareholder that would be required to be included in a proxy statement under the proxy rules of the Securities and Exchange Commission (the "Commission") if such shareholder were to solicit proxies from all shareholders of the Corporation for the election of such nominee as a director and such solicitation were one to which Rules 14a-3 to 14a-12 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), apply and (ii) the information as to such nominee and shareholder specified in Schedule 14B under the proxy rules of the Commission. If, at any such meeting, a shareholder gives notice of intention to propose that action be taken which would, if taken, entitle shareholders fulfilling the requirements of Section 623 of the Business Corporation Law of New York (relating to the procedure to enforce a shareholder's right to receive payment for his shares) to receive payment for their shares, such notice shall include a statement to that effect.

SECTION 3. Notice of Annual Meeting. Written notice of each annual meeting of shareholders stating the place, date and hour of the meeting, will be given in the manner set forth in Article IV of these By-Laws not less than ten nor more than fifty days before the date of the meeting to each shareholder entitled to vote at the meeting.

SECTION 4. Special Meetings.

(a) Special meetings of shareholders may be called at any time for any purpose or purposes, by the Board of Directors or the President, and shall be called by the President or the Secretary upon the written request of a majority of the Board of Directors. A special meeting of shareholders shall be called by the Secretary upon the written request of the record holders of at least twenty-five percent (25%) of the combined voting power of the outstanding capital stock of the Corporation (the "Requisite Percent"), subject to Subsection (b) of this Section 4 (a "Shareholder Requested Special Meeting"). A request shall state the purpose or purposes of the proposed meeting.

(b) In order for a Shareholder Requested Special Meeting to be called, one or more requests for a special meeting (each, a "Shareholder Special Meeting Request," and collectively, the "Shareholder Special Meeting Requests") must be signed by the Requisite Percent of record holders (or their duly authorized agents) and must be delivered to the Secretary. The Shareholder Special Meeting Request(s) shall be delivered to the Secretary at the principal executive offices of the Corporation by registered mail, return receipt requested. Each Shareholder Special Meeting Request shall (i) set forth a statement of the specific purpose(s) of the meeting and the matters proposed to be acted upon at such meeting, (ii) bear the date of signature of each such shareholder (or duly authorized agent) signing the Shareholder Special Meeting Request, (iii) set forth (A) the name and address, as they appear in the Corporation's stock ledger, of each shareholder signing such request (or on whose behalf the Shareholder Special Meeting Request is signed), (B) the class, if applicable, and the number of shares of capital stock of the Corporation that are owned of record and beneficially by each such shareholder and (C) include documentary evidence of such shareholder's record and beneficial ownership of such stock and (iv) set forth all information relating to each such shareholder as required by Article I, Section 2(i) and (ii) of these By-laws. Any requesting shareholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary at the principal executive offices of the Corporation.

(c) The Secretary shall not be required to call a special meeting of shareholders if (i) the Board of Directors calls an annual or special meeting of shareholders to be held not later than sixty (60) days after the date on which a valid Shareholder Special Meeting Request or Shareholder Special Meeting Requests have been delivered to the Secretary (the "Delivery Date"), or (ii) the Shareholder Special Meeting Request or Shareholder Special Meeting Requests (A) are received by the Secretary during the period commencing seventy-five (75) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (B) contains an identical or substantially similar item (a "Similar Item") to an item that was presented at any meeting of shareholders held within one hundred and twenty (120) days prior to the Delivery Date (and, for purposes of this clause (B) the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors), (C) relates to an item of business that is not a proper subject for action by the party requesting the special meeting under applicable law, (D) was made in a manner that involved a violation of Regulation 14A under the Exchange Act, or other applicable law, or (E) does not comply with the provisions of this Section 4.

(d) Except as provided in the next sentence, any special meeting shall be held at such date and time as may be fixed by the Board of Directors in accordance with these By-laws and the New York Business Corporation Law. In the case of a Shareholder Requested Special Meeting, such meeting shall be held at such date and time as may be fixed by the Board of Directors; provided, however, that the date of any Shareholder Requested Special Meeting shall be not more than sixty (60) days after the record date for such meeting (the "Meeting Record Date"), which shall be fixed in accordance with Article VI, Section 4 of these By-laws. In fixing a date and time for any Shareholder Requested Special Meeting, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for a meeting and any plan of the Board of Directors to call an annual meeting or a special meeting.

(e) Business to be transacted at a special meeting may only be brought before the meeting pursuant to the Corporation's notice of meeting. Business transacted at any Shareholder Requested Special Meeting shall be limited to the purpose(s) stated in the Shareholder Special Meeting Request(s); provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the shareholders at any Shareholder Requested Special Meeting.

SECTION 5. Notice of Special Meeting. Notice of each special meeting of shareholders will be given in the manner set forth in Article IV of these By-Laws not less than ten nor more than fifty days before the date of the meeting to each shareholder entitled to vote at the meeting. Each notice will state the place, date and hour of the meeting, and the purpose or purposes for which the meeting is called and indicate by whom it is being called.

SECTION 6. Quorum. Except as otherwise required by law or the Certificate of Incorporation, the presence in person or by proxy of the holders of record of a majority of the shares entitled to vote at a meeting of shareholders will be necessary, and will constitute a quorum, for the transaction of business at that meeting. If a quorum is not present or represented by proxy at any meeting of shareholders, the holders of a majority of the shares entitled to vote at the meeting who are present in person or represented by proxy may adjourn the meeting from time to time until a quorum is present. An adjourned meeting may be held later without notice other than announcement at the meeting, except that if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given in the manner set forth in Article IV to each shareholder entitled to vote at the adjourned meeting. At any adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 7. Qualification of Voters. The only persons entitled to notice of or to vote at any meeting of shareholders will be the persons shown as shareholders of the Corporation on the stock records of the Corporation on the record date fixed by the Board of Directors, or, in the absence of a record date, at the close of business on the date the notice of the meeting is given.

SECTION 8. Voting. At any meeting of shareholders each shareholder having the right to vote shall be entitled to vote in person or by proxy. Except as otherwise provided by law or the Certificate of Incorporation, each shareholder will be entitled to one vote for each share of stock entitled to vote standing in his name on the books of the Corporation. Except with respect to the election of directors and as otherwise provided by law or in the Certificate of Incorporation or these By-Laws, all matters will be determined by the vote of the holders of a majority of the shares voting on it.

Except as otherwise provided by these By-Laws, a nominee for director shall be elected by a majority of the votes cast in person or by proxy with respect to such nominee's election at any meeting that includes the election of directors at which a quorum is present. For purposes of this Section, a majority of the votes cast shall mean that the number of votes cast "for" a nominee's election exceeds the number of votes cast "against" that nominee's election. Notwithstanding the foregoing, a nominee for director shall be elected by a plurality of the votes cast in person or by proxy at any meeting that includes the election of directors at which a quorum is present if, as of the 10th day preceding the date the Corporation first mails its notice of meeting for such meeting to the shareholders of the Corporation, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), provided that with respect to any nominee proposed or nominated by a shareholder, the Secretary of the Corporation shall have received proper notice under Section 2 or Section 10 of this Article, as applicable. For purposes of this Section, if plurality voting is applicable to the election of directors at any meeting, the nominees who receive the highest number of votes cast "for," without regard to votes cast "against" or "withhold," shall be elected as directors up to the total number of directors to be elected at that meeting. Abstentions and broker non-votes will not count as a vote cast with respect to any election of directors.

In order for any incumbent director to become a nominee of the Board of Directors for further service on the Board of Directors, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board of Directors in accordance with the policies and procedures adopted by the Board of Directors for such purpose. If an incumbent director fails to receive a majority of votes cast in an election that is not a Contested Election, the Governance Committee shall recommend to the Board of Directors whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the Governance Committee's recommendation, and within 90 days after the date of certification of the election results, the Board shall disclose its decision and rationale regarding whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, filing with the Commission or by other public announcement. The director whose resignation is under consideration may not participate in any deliberation or vote of the Governance Committee or Board of Directors regarding his or her resignation. Notwithstanding the foregoing, in the event that no nominee for director receives a majority of the votes cast in an election that is not a Contested Election, the members of the Governance Committee shall make a final determination as to whether the Board shall accept any or all resignations, including their own. The Governance Committee and the Board may consider any factors and other information they deem appropriate and relevant in deciding whether to accept a director's resignation.

If an incumbent director fails to receive the required vote for re-election in an election that is not a Contested Election and such director's resignation is not accepted by the Board, such director will continue to serve until the expiration date of such director's term in office or until such director's earlier removal pursuant to Article II, Section 3 of these By-Laws. If such director's resignation is accepted by the Board, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board may fill any resulting vacancy pursuant to Article II, Section 4 of these By-Laws.

SECTION 9. Action Without a Meeting. Except as otherwise provided by the Certificate of Incorporation, whenever the vote of shareholders is required or permitted in connection with any corporate action, that action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The shareholder or shareholders proposing to take such action shall give notice of the proposed action, which notice shall be in writing and delivered to and received by the Secretary at the principal office of the Corporation not less than ninety days before the proposed effective date of such action.

SECTION 10. Proxy Access.

(a) Subject to the provisions of this Section 10, if any Eligible Shareholder or group of up to 20 Eligible Shareholders submits to the Corporation a Proxy Access Notice that complies with this Section 10 and such Eligible Shareholder or group of Eligible Shareholders otherwise satisfies all the terms and conditions of this Section 10 (such Eligible Shareholder or group of Eligible Shareholders, a "Nominating Shareholder"), the Corporation shall include in its proxy statement or on its form of proxy and ballot, as applicable (collectively, "proxy materials"), for any annual meeting of shareholders, in addition to any persons nominated for election by the Board of Directors or any committee thereof:

(i) the name of any person or persons nominated by such Nominating Shareholder for election to the Board of Directors at such annual meeting of shareholders who meets the requirements of this Section 10 (a "Nominee");

(ii) disclosure about the Nominee and the Nominating Shareholder required under the rules of the Commission or other applicable law to be included in the proxy materials;

(iii) subject to the other applicable provisions of this Section 10, a written statement, not to exceed 500 words, that is not contrary to any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act (a "Supporting Statement"), included by the Nominating Shareholder in the Proxy Access Notice intended for inclusion in the proxy materials in support of the Nominee's election to the Board of Directors; and

(iv) any other information that the Corporation or the Board of Directors determines, in its discretion, to include in the proxy materials relating to the nomination of the Nominee, including, without limitation, any statement in opposition to the nomination and any of the information provided pursuant to this Section 10.

(b) Maximum Number of Nominees.

(i) The Corporation shall not be required to include in the proxy materials for an annual meeting of shareholders more Nominees than that number of directors constituting 20% of the total number of directors of the Corporation on the last day on which a Proxy Access Notice may be submitted pursuant to this Section 10 (rounded down to the nearest whole number, but not less than two) (the "Maximum Number"). The Maximum Number for a particular annual meeting of shareholders shall be reduced by: (A) the number of Nominees who are subsequently withdrawn or that the Board of Directors itself decides to nominate for election at such annual meeting of shareholders (including, without limitation, any person who is or will be nominated by the Board of Directors pursuant to any agreement or understanding with one or more shareholders to avoid such person being formally proposed as a Nominee), and (B) the number of incumbent directors who had been Nominees with respect to any of the preceding two annual meetings of shareholders and whose reelection at the upcoming annual meeting of shareholders is being recommended by the Board of Directors (including, without limitation, any person who was nominated by the Board of Directors pursuant to any agreement or understanding with one or more shareholders to avoid such person being formally proposed as a Nominee). In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline set forth in Subsection (d) of this Section 10 but before the date of the annual meeting of shareholders, and the Board of Directors resolves to reduce the size of the board of directors in connection therewith, the Maximum Number shall be calculated based on the number of directors as so reduced.

(ii) Any Nominating Shareholder submitting more than one Nominee for inclusion in the Corporation's proxy materials shall rank such Nominees based on the order that the Nominating Shareholder desires such Nominees to be selected for inclusion in the Corporation's proxy materials in the event that the total number of Nominees submitted by Nominating Shareholders exceeds the Maximum Number. In the event that the number of Nominees submitted by Nominating Shareholders exceeds the Maximum Number, the highest ranking Nominee from each Nominating Shareholder will be included in the Corporation's proxy materials until the Maximum Number is reached, going in order from largest to smallest of the number of shares of common stock of the Corporation owned by each Nominating Shareholder as disclosed in each Nominating Shareholder's Proxy Access Notice. If the Maximum Number is not reached after the highest ranking Nominee of each Nominating Shareholder has been selected, this process will be repeated as many times as necessary until the Maximum Number is reached. If, after the deadline for submitting a Proxy Access Notice as set forth in Subsection (d) of this Section 10, a Nominating Shareholder ceases to satisfy the requirements of this Section 10 or withdraws its nomination or a Nominee ceases to satisfy the requirements of this Section 10 or becomes unwilling or unable to serve on the Board of Directors, whether before or after the mailing of definitive proxy materials, then the nomination shall be disregarded, and the Corporation: (A) shall not be required to include in its proxy materials the disregarded Nominee and (B) may otherwise communicate to its shareholders, including without limitation by amending or supplementing its proxy materials, that the Nominee will not be included as a Nominee in the proxy materials and the election of such Nominee will not be voted on at the annual meeting of shareholders.

(c) Eligibility of Nominating Shareholder.

(i) An "Eligible Shareholder" is a person who has either (A) been a record holder of the shares of common stock used to satisfy the eligibility requirements in this Subsection (c) of this Section 10 continuously for the three-year period specified in Subsection (ii) below or (B) provides to the Secretary of the Corporation, within the time period referred to in Subsection (d) of this Section 10, evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that satisfies the requirements as established by the Commission for a shareholder proposal under Rule 14a-8 under the Exchange Act (or any successor rule).

(ii) An Eligible Shareholder or group of up to 20 Eligible Shareholders may submit a nomination in accordance with this Section 10 only if the person or each member of the group, as applicable, has continuously owned at least the Minimum Number (as defined below) of shares of the Corporation's outstanding common stock throughout the three-year period preceding and including the date of submission of the Proxy Access Notice, and continues to own at least the Minimum Number through the date of the annual meeting of shareholders. Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by a single employer or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (two or more funds referred to under any of clause (i), (ii) or (iii), collectively a "Qualifying Fund") shall be treated as one Eligible Shareholder. For the avoidance of doubt, in the event of a nomination by a group of Eligible Shareholders, any and all requirements and obligations for an individual Eligible Shareholder that are set forth in this Section 10, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the ownership of the group in the aggregate. Should any shareholder withdraw from a group of Eligible Shareholders at any time prior to the annual meeting of shareholders, the group of Eligible Shareholders shall only be deemed to own the shares held by the remaining members of the group.

(iii) The "Minimum Number" of shares of the Corporation's common stock means three percent (3%) of the number of outstanding shares of common stock as of the most recent date for which such amount is given in any filing by the Corporation with the Commission prior to the submission of the Proxy Access Notice.

(iv) For purposes of this Section 10, an Eligible Shareholder "owns" only those outstanding shares of the common stock of the Corporation as to which the Eligible Shareholder possesses both:

(A) the full voting and investment rights pertaining to the shares; and

(B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares;

provided, that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares: (1) sold by such Eligible Shareholder or any of its affiliates in any transaction that has not been settled or closed, (2) borrowed by such Eligible Shareholder or any of its affiliates for any purpose or purchased by such Eligible Shareholder or any of its affiliates pursuant to an agreement to resell, or (3) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares, cash or other property based on the notional amount or value of outstanding shares of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (w) reducing in any manner, to any extent or at any time in the future, such Eligible Shareholder's or any of its affiliates' full right to vote or direct the voting of any such shares, and/or (x) hedging, offsetting, or altering to any degree, gain or loss arising from the full economic ownership of such shares by such Eligible Shareholder or any of its affiliates. An Eligible Shareholder "owns" shares held in the name of a nominee or other intermediary so long as the Eligible Shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Shareholder's ownership of shares shall be deemed to continue during any period in which the Eligible Shareholder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Shareholder. An Eligible Shareholder's ownership of shares shall be deemed to continue during any period in which the Eligible Shareholder has loaned such shares; provided that the Eligible Shareholder has the power to recall such loaned shares on no more than five business days' notice and includes in the Proxy Access Notice an agreement that it will (y) promptly recall such loaned shares upon being notified that any of its Nominees will be included in the Corporation's proxy materials pursuant to this Section 10 and (z) continue to hold such recalled shares (including the right to vote such shares) through the date of the annual meeting of shareholders. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Each Nominating Shareholder shall furnish any other information that may reasonably be required by the Board of Directors to verify such shareholder's continuous ownership of at least the Minimum Number during the three-year period referred to above.

(v) No person may be in more than one group constituting a Nominating Shareholder, and if any person appears as a member of more than one group, it shall be deemed to be a member of the group that owns the greatest aggregate number of shares of the Corporation's common stock as reflected in the Proxy Access Notice, and no shares may be attributed as owned by more than one person constituting a Nominating Shareholder under this Section 10.

(d) To nominate a Nominee, the Nominating Shareholder must, no earlier than 150 calendar days and no later than 120 calendar days before the date of the Corporation's proxy materials released to shareholders in connection with the previous year's annual meeting of shareholders, submit to the Secretary of the Corporation at the principal executive office of the Corporation all of the following information and documents (collectively, the "Proxy Access Notice"):

(i) A Schedule 14N (or any successor form) relating to the Nominee, completed and filed with the Commission by the Nominating Shareholder as applicable, in accordance with the Commission's rules;

(ii) A written notice of the nomination of such Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Shareholder (including each group member):

(A) the information, representations and agreements required with respect to the nomination of directors pursuant to Article I, Section 2 of these By-Laws;

(B) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(C) a representation and warranty that the Nominating Shareholder did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation;

(D) a representation and warranty that the Nominee's candidacy or, if elected, Board of Directors membership, would not violate the certificate of incorporation, these By-laws, or any applicable state or federal law or the rules of any stock exchange on which the Corporation's common stock is traded;

(E) a representation and warranty that the Nominee:

(1) does not have any direct or indirect material relationship with the Corporation and otherwise would qualify as an "independent director" under the rules of the primary stock exchange on which the Corporation's common stock is traded and any applicable rules of the Commission;

(2) would meet the audit committee independence requirements under the rules of the Commission and of the principal stock exchange on which the Corporation's common stock is traded;

(3) would qualify as a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule);

(4) would qualify as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code of 1986 (or any successor provision);

(5) is not and has not been, within the past three years, an officer, director, affiliate or representative of a competitor, as defined under Section 8 of the Clayton Antitrust Act of 1914, and if the Nominee has held any such position during this period, details thereof; and

(6) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Nominee;

(F) a representation and warranty that the Nominating Shareholder satisfies the eligibility requirements set forth in Subsection (c) of this Section 10, has provided evidence of ownership to the extent required by Subsection (c)(i) of this Section 10, and such evidence of ownership is true, complete and correct in all respects;

(G) a representation and warranty that the Nominating Shareholder intends to continue to satisfy the eligibility requirements described in Subsection (c) of this Section 10 through the date of the annual meeting of shareholders;

(H) a representation and warranty that the Nominating Shareholder will not engage in or support, directly or indirectly, a "solicitation" within the meaning of Rule 14a-1(l) (without reference to the exception in Section 14a-1(l)(2)(iv)) (or any successor rules) with respect to the annual meeting of shareholders, other than a solicitation in support of the Nominee or any nominee of the Board of Directors;

(I) a representation and warranty that the Nominating Shareholder will not use any proxy card other than the Corporation's proxy card in soliciting shareholders in connection with the election of a Nominee at the annual meeting of shareholders;

(J) if desired by the Nominating Shareholder, a Supporting Statement;

(K) in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination;

(L) in the case of any Eligible Shareholder that is a Qualifying Fund consisting of two or more funds, documentation demonstrating that the funds are eligible to be treated as a Qualifying Fund and that each such fund comprising the Qualifying Fund otherwise meets the requirements set forth in this Section 10; and

(M) a representation and warranty that the Nominating Shareholder has not nominated and will not nominate for election any individual as director at the annual meeting of shareholders other than its Nominee(s).

(iii) An executed agreement pursuant to which the Nominating Shareholder (including each group member) agrees:

(A) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;

(B) to file with the Commission any written solicitation or other communication with the Corporation's shareholders relating to any Nominee or one or more of the Corporation's directors or director nominees, regardless of whether any such filing is required under any law, rule or regulation or whether any exemption from filing is available for such materials under any law, rule or regulation;

(C) to assume all liability stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Shareholder with the Corporation, its shareholders or any other person in connection with the nomination or election of directors, including, without limitation, the Proxy Access Notice;

(D) to indemnify and hold harmless (jointly and severally with all other group members, in the case of a group member) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses, demands, claims or other costs (including reasonable attorneys' fees and disbursements of counsel) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Shareholder to comply with, or any breach or alleged breach of, its obligations, agreements, representations or warranties under this Section 10;

(E) in the event that (i) any information included in the Proxy Access Notice, or any other communication by the Nominating Shareholder (including with respect to any group member), with the Corporation, its shareholders or any other person in connection with the nomination or election of directors ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), or (ii) the Nominating Shareholder (including any group member) fails to continue to satisfy the eligibility requirements described in Subsection (c) of this Section 10, the Nominating Shareholder shall promptly (and in any event within 48 hours of discovering such misstatement, omission or failure) (x) in the case of clause (i) above, notify the Corporation and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission, and (y) in the case of clause (ii) above, notify the Corporation why, and in what regard, the Nominating Shareholder fails to comply with the eligibility requirements described in Subsection (c) of this Section 10 (it being understood that providing any such notification referenced in clauses (x) and (y) above shall not be deemed to cure any defect or limit the Corporation's rights to omit a Nominee from its proxy materials as provided in this Section 10); and

(iv) An executed agreement by the Nominee:

(A) to provide to the Corporation a completed copy of the Corporation's director questionnaire and such other information as the Corporation may reasonably request;

(B) that the Nominee (i) consents to be named in the proxy materials as a nominee and, if elected, to serve on the Board of Directors and (ii) has read and agrees to adhere to the Corporation's Corporate Governance Guidelines and any other Corporation policies and guidelines applicable to directors generally; and

(C) that the Nominee is not and will not become a party to (1) any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been disclosed to the Corporation in writing, (2) any agreement, arrangement or understanding with any person or entity as to how the Nominee would vote or act on any issue or question as a director (a "Voting Commitment") that has not been disclosed to the Corporation in writing, or (3) any Voting Commitment that could limit or interfere with the Nominee's ability to comply, if elected as a director of the Corporation, with its fiduciary duties under applicable law or with the Corporation's Corporate Governance Guidelines and any other Corporation policies and guidelines applicable to directors generally.

The information and documents required by this Subsection (d) of this Section 10 shall be: (x) provided with respect to and executed by each group member, in the case of information applicable to group members; and (y) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) if and to the extent applicable to a Nominating Shareholder or group member. The Proxy Access Notice shall be deemed submitted on the date on which all the information and documents referred to in this Subsection (d) of this Section 10 (other than such information and documents contemplated to be provided after the date the Proxy Access Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Corporation. For the avoidance of doubt, in no event shall any adjournment or postponement of an annual meeting of shareholders or the public announcement thereof commence a new time period for the giving of a Proxy Access Notice pursuant to this Section 10.

(e) Exceptions and Clarifications.

(i) Notwithstanding anything to the contrary contained in this Section 10, (x) the Corporation may omit from its proxy materials any Nominee and any information concerning such Nominee (including a Nominating Shareholder's Supporting Statement),

(y) any nomination shall be disregarded, and (z) no vote on such Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Shareholder may not, after the last day on which a Proxy Access Notice would be timely, cure in any way any defect preventing the nomination of the Nominee, if:

(A) the Corporation receives a notice pursuant to Article I, Section 2 of these By-Laws that a shareholder intends to nominate a candidate for director at the annual meeting of shareholders;

(B) the Nominating Shareholder or the designated lead group member, as applicable, or any qualified representative thereof, does not appear at the annual meeting of shareholders to present the nomination submitted pursuant to this Section 10 or the Nominating Shareholder withdraws its nomination prior to the annual meeting of shareholders;

(C) the Board of Directors determines that such Nominee's nomination or election to the Board of Directors would result in the Corporation violating or failing to be in compliance with the certificate of incorporation, these By-Laws or any applicable law, rule or regulation to which the Corporation is subject, including any rules or regulations of any stock exchange on which the Corporation's common stock is traded;

(D) the Nominee was nominated for election to the Board of Directors pursuant to this Section 10 at one of the Corporation's two preceding annual meetings of shareholders and (i) its nomination was either withdrawn or (ii) such Nominee became ineligible to serve as a Nominee or as a Director; or

(E) (i) the Nominating Shareholder fails to continue to satisfy the eligibility requirements described in Subsection (c) of this Section 10, (ii) any of the representations and warranties made in the Proxy Access Notice cease to be true, complete and correct in all material respects (or omits to state a material fact necessary to make the statements made therein not misleading), (iii) the Nominee becomes unwilling or unable to serve on the Board of Directors or (iv) the Nominating Shareholder or the Nominee materially violates or breaches any of its agreements, representations or warranties in this Section 10.

(ii) Notwithstanding anything to the contrary contained in this Section 10, the Corporation may omit from its proxy materials, or may supplement or correct, any information, including all or any portion of the Supporting Statement included in the Proxy Access Notice, if: (A) such information is not true and correct in all material respects or omits a material statement necessary to make the statements therein not misleading; (B) such information directly or indirectly impugns the character, integrity or personal reputation of, or, without factual foundation, directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations with respect to, any person; or (C) the inclusion of such information in the proxy materials would otherwise violate the Commission's proxy rules or any other applicable law, rule or regulation. Once submitted with a Proxy Access Notice, a Supporting Statement may not be amended, supplemented or modified by the Nominee or Nominating Shareholder.

(iii) For the avoidance of doubt, the Corporation may solicit against, and include in the proxy materials its own statement relating to, any Nominee.

(iv) This Section 10 provides the exclusive method for a shareholder to include nominees for election to the Board of Directors in the Corporation's proxy materials (including, without limitation, any proxy card or written ballot).

(v) The interpretation of, and compliance with, any provision of this Section 10, including the representations, warranties and covenants contained herein, shall be determined by the Board of Directors or, in the discretion of the Board of Directors, one or more of its designees, in each case acting in good faith.

ARTICLE II.

BOARD OF DIRECTORS

SECTION 1. Function. The Board of Directors will manage the business of the Corporation, except as otherwise provided by law, the Certificate of Incorporation or these By-Laws.

SECTION 2. Number and Term of Office. The number of directors constituting the entire Board of Directors will be such number, not less than three nor more than twenty, as is determined by resolution of the Board of Directors from time to time, unless all the shares are owned beneficially and of record by less than three shareholders, in which event the number of directors fixed by resolution of the Board may be less than three but not less than the number of shareholders. As used in these By-Laws, "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies. Except as provided in Section 4 of this Article, the directors will be elected at the annual meetings of shareholders. The directors will be divided into classes and elected for terms as provided in the Certificate of Incorporation.

SECTION 3. Removal of Directors. Except as otherwise provided by law or these By-Laws, no director shall be removed prior to the expiration date of his term of office, as such date is defined in the Certificate of Incorporation of the Corporation, except for cause and by the affirmative vote of a majority of the entire Board of Directors or of the holders of the percentage of outstanding stock of the Corporation entitled to vote as is set forth in the Certificate of Incorporation of the Corporation. Except as may otherwise be provided by law, cause for removal shall exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction to be liable for acts committed in bad faith or the result of active and deliberate dishonesty and such acts were material to the cause of action so adjudicated, or acts in which he personally gained a financial profit or other advantage to which he was not legally entitled, or has been adjudicated mentally incompetent by a court of competent jurisdiction.

SECTION 4. Vacancies. Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board may be filled by the vote of a majority of the directors then in office, even if less than a quorum exists. Each director so elected will hold office until the next annual meeting of shareholders. Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board also may be filled by the shareholders of the Corporation at the next annual meeting or any special meeting called for the purpose, and each director so elected will hold office for the term provided in the Certificate of Incorporation.

SECTION 5. Resignation. Any director of the Corporation may resign at any time by giving written notice of his or her resignation to the Board of Directors, the President or the Secretary of the Corporation. A resignation will take effect at the time specified in the notice or, if no time is specified, at the time the notice is given, and the acceptance of a resignation will not be necessary to make it effective.

SECTION 6. Executive Committee and Other Committees. By the affirmative vote of a majority of the entire Board, the Board of Directors may designate from among its members an Executive Committee and other committees, each consisting of at least three members. The Executive Committee will have all the authority of the Board of Directors except as otherwise provided by Section 712 of the New York Business Corporation Law or other applicable statutes. Any other committees will have such authority as the Board of Directors may provide. The Board of Directors may designate one or more directors as alternate members of the Executive Committee or any other committee to replace absent members. Members of all committees will serve at the pleasure of the Board of Directors.

SECTION 7. Action by Unanimous Written Consent. Any action required or permitted to be taken by the Board of Directors or any committee of the Board of Directors may be taken without a meeting if all the members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

SECTION 8. Participation by Telephone. Any director may participate in a meeting of the Board of Directors or a committee by conference telephone or similar communications equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by that means will constitute presence in person at the meeting.

ARTICLE III.

MEETINGS OF DIRECTORS

SECTION 1. First Meeting. The first meeting of each newly elected Board of Directors will be held immediately following each annual meeting of shareholders. If the meeting is held at the place of the meeting of shareholders, no notice of the meeting need be given to the newly elected directors. If the first meeting is not so held, it shall be held at a time and place specified in a notice given in the manner provided for notice of special meetings of the Board of Directors.

SECTION 2. Regular Meetings. Regular meetings of the Board of Directors may be held upon such notice, or without notice, at such places and at such times as may from time to time be designated by the Board of Directors. If any day fixed for a regular meeting is a legal holiday at the place where the meeting is to be held, the meeting will be held at that place at the same hour on the next day which is not a legal holiday.

SECTION 3. Special Meetings; Notice. Special meetings of the Board of Directors will be held whenever called by the President, or by the Secretary at the written request of any two directors. Notice of each special meeting, stating the time and place of the meeting, shall be given in the manner set forth in Article IV of these By-Laws not less than forty-eight hours before the time the meeting is to be held. A notice need not specify the purpose of any meeting of the Board of Directors, unless otherwise provided by these By-Laws.

SECTION 4. Place of Meeting. The Board of Directors may hold its meetings and keep the books and records of its proceedings at such place or places within or outside of the State of New York as the Board may from time to time determine.

SECTION 5. Quorum; Action by the Board. A majority of the entire board will constitute a quorum for the transaction of business. Except as otherwise provided by these By-Laws, or required by law, the affirmative vote of a majority of the directors present at any meeting at which a quorum is present will be required for the taking of an action by the Board of Directors. If a quorum is not present at a meeting of the Board of Directors, a majority of the directors present at the meeting may adjourn the meeting from time to time until a quorum is present, without notice of the adjourned meeting other than announcement at the meeting.

ARTICLE IV.

NOTICES

SECTION 1. Notice to a Shareholder. Any notice to a shareholder must be in writing and given personally, by telephone or by mail. If mailed, a notice will be deemed given when deposited in the United States mail, postage prepaid, directed to the shareholder at the address which appears on the Corporation's shareholder records or, if the shareholder filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, then addressed to him at that other address.

SECTION 2. Notice to a Director. Any notice to a director may be given personally, by telephone or by mail, facsimile transmission, telegram, cable or similar instrumentality. A notice will be deemed given when actually given in person or by telephone or facsimile transmission, or three business days after having been deposited in the United States mails or with the communications company through which it is given, directed to the director at his business address or at such other address as the director may have designated to the Secretary of the Corporation as the address to which notices should be sent.

SECTION 3. Waiver of Notice. Any person may waive notice of any meeting by signing a written waiver, whether before or after the meeting. In addition, attendance by a shareholder at a meeting in person or by proxy or attendance by a director at a meeting will be deemed a waiver of notice. A waiver of notice need not specify the purposes of the meeting.

ARTICLE V.

OFFICERS

SECTION 1. Number. The officers of the Corporation will be a President, a Chief Financial Officer, a Secretary, and a Comptroller, and the Board of Directors may also elect a Chairman of the Board, a Vice Chairman of the Board, one or more Vice Presidents (some of whom may be designated Executive Vice Presidents or Senior Vice Presidents), a Treasurer, one or more Assistant Secretaries, Assistant Comptrollers or Assistant Treasurers and such other officers as it may from time to time deem advisable. Any two or more offices, except the offices of President and Secretary, may be held by the same person. No officers need be a director of the Corporation.

SECTION 2. Election and Term of Office. Each officer will be elected by the Board of Directors and will hold office for such term, if any, as the Board of Directors may determine. Any officer may be removed at any time, either with or without cause, by the vote of a majority of the entire Board of Directors.

SECTION 3. Resignation. Any officer may resign at any time by giving written notice to the Board of Directors or to the President. A resignation will take effect at the time specified in the notice or, if no time is specified, at the time the notice is given. Acceptance of a resignation will not be necessary to make it effective.

SECTION 4. Powers and Duties. The President will be the Chief Executive Officer of the Corporation. The other officers will have the powers, responsibilities and duties which are customary with regard to the respective offices which they hold, as well as any other powers, responsibilities and duties, and subject to any limitations, which the Board of Directors may specify from time to time.

SECTION 5. Compensation. The Board of Directors will fix the compensation of the chief executive officer, and subject to the discretion of the Board of Directors, the chief executive officer shall have the right to fix the compensation of all other officers and all employees of the Corporation.

ARTICLE VI.

SHARES AND THEIR TRANSFER

SECTION 1. Certificates. The shares of stock of the Corporation will be represented by certificates, in such form as the Board of Directors may from time to time prescribe, except that the Board of Directors may provide that some or all of any class or series of shares will be uncertificated shares. No decision to have uncertificated shares will apply to shares represented by a certificate until that certificate has been surrendered to the Corporation.

SECTION 2. Signatures on Certificates. Each certificate will be signed by the President or a Vice President and the Secretary, the Comptroller or the Treasurer or an Assistant Secretary, Assistant Comptroller or Assistant Treasurer and will be sealed with the seal of the Corporation. If certificates are countersigned by a transfer agent and registered by a registrar, the signatures of the officers and the seal of the Corporation may be in facsimile. If any officer who has signed or whose facsimile signature has been placed upon a certificate ceases to hold that office before the certificate is issued, it may nonetheless be issued by the Corporation with the same effect as if he held the office at the date of issue.

SECTION 3. Lost or Destroyed Certificates. The Corporation may issue a new certificate in place of any certificate issued by the Corporation which is alleged to have been lost or destroyed. The Board of Directors may prescribe any conditions precedent to the issuance of the new certificate which it deems appropriate and may require a bond sufficient to indemnify the Corporation against any claim that may be made against it with regard to the allegedly lost or destroyed certificate or because of the issuance of the new certificate.

SECTION 4. Record Date. The Board of Directors may fix in advance a date as the record date for determination of the shareholders entitled to notice of or to vote at any meeting of shareholders, or to express consent to, or dissent from, any proposal without a meeting, or to receive payment of any dividend or allotment of any rights, or to take or be the subject of any other action. A record date, will be not less than ten nor more than fifty days before the date of the meeting to which it relates, nor more than fifty days before any other action. A determination of shareholders entitled to notice of or to vote at any meeting of shareholders which has been made as provided in this Section will apply to any adjournment of that meeting, unless the Board of Directors fixes a new record date for the adjourned meeting.

SECTION 5. Ownership. Except as otherwise provided in Article I, Section 10, the Corporation will be entitled to treat a person registered on its books as the owner of shares as the owner of those share for all purposes, including the right to receive dividends, to vote, or to exercise any other rights or privileges of an owner with regard to those shares.

SECTION 6. Rules and Regulations. The Board of Directors may make such rules and regulations as it deems appropriate concerning the issue, transfer and registration of certificates representing shares of stock of the Corporation.

ARTICLE VII.

CORPORATE SEAL

The Board of Directors will provide a suitable seal containing the name of the Corporation. The seal will be in the charge of the Secretary. A duplicate seal may be kept and used.

ARTICLE VIII.

FISCAL YEAR

The fiscal year of the Corporation will end at the close of business on the thirty-first day of December in each year.

ARTICLE IX.

INDEMNIFICATION

SECTION 1. Indemnification — Third Party and Derivative Actions.

(a) The Corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding (including, without limitation, one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other Corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise at the request of the Corporation in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, provided that no indemnification may be made to or on behalf of such person if (i) his or her acts were committed in bad faith or were the result of his or her active and deliberate dishonesty and were material to such action or proceedings or (ii) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not in itself create a presumption that any such person did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

SECTION 2. Other Indemnification. The Corporation may, to the fullest extent permitted by law, indemnify or advance the expenses of any other person including agents and employees to whom the Corporation is permitted by law to provide indemnification or advancement of expenses.

SECTION 3. Payment of Expenses in Advance. To the fullest extent permitted by the New York Business Corporation Law, the Corporation will advance to any person who may be entitled to indemnification under Sections 1 or 2 sums with which to pay expenses incurred by that person in defending against the claims, actions or proceedings for which such person may become entitled to indemnification, upon receipt of an undertaking by or on behalf of such person to repay the sums which are advanced if it is ultimately determined that such person is not entitled to indemnification under Sections 1 or 2 to the extent the sums which are advanced exceed the indemnification to which such person is entitled.

SECTION 4. Enforcement; Defenses. The right to indemnification or advancement of expenses granted by this Article shall be enforceable by the person in any court of competent jurisdiction if the Corporation denies such request, in whole or in part, or if no disposition thereof is made within 60 days. Such person's expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advancement of expenses under Section 3 of this Article where the required undertaking has been received by the Corporation) that the claimant has conducted himself or herself in a manner which would preclude the Corporation from indemnifying him or her pursuant to Sections 1 or 2 of this Article, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel, and its shareholders) to have made a determination that indemnification of the claimant is proper in the circumstances, nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel, and its shareholders) that indemnification of the claimant is not proper in the circumstances shall be a defense to the action or create a presumption that the claimant is not entitled to indemnification.

SECTION 5. Survival; Savings Clause; Preservation of Other Rights.

(a) The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each person who serves in such capacity at any time while these provisions are in effect, and any repeal or modification of the New York Business Corporation Law shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts, except as provided by law. Such a contract right may not be modified retroactively without the consent of such person, except as provided by law.

(b) If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person against judgments, fines, amounts paid in settlement and expenses (including attorneys' fees) incurred in connection with any actual or threatened action or proceeding, whether civil or criminal, including any actual or threatened action by or in the right of the Corporation, or any appeal therein, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated and to the full extent permitted by applicable law.

(c) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any other by-law, agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation is hereby authorized to provide further indemnification if it deems advisable by resolution of shareholders or directors, by amendment of these by-laws or by agreement.

SECTION 6. New York Business Corporation Law. All references to the New York Business Corporation Law in this Article IX shall mean such Law as it may from time to time be amended.

SECTION 7. Insurance. The Corporation may purchase and maintain insurance to indemnify officers, directors and others against costs or liabilities incurred by them in connection with the performance of their duties and any activities undertaken by them for, or at the request of, the Corporation, to the fullest extent permitted by the New York Business Corporation Law.

ARTICLE X.

SECURITY

The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE XI.

AMENDMENTS

Any By-Law, including this Article XI, may be amended or repealed, in whole or in part, and new by-laws may be adopted, only (i) by the affirmative vote of the holders of a majority of the votes cast for such action, or (ii) by the affirmative vote of a majority of the entire Board of Directors.